Exhibit 99.1

Cheetah Mobile Announces ADS Ratio Change

BEIJING, Aug. 23, 2022 /PRNewswire/ – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading Internet company, today announced that it will change the ratio of its American Depositary Share (“ADS”) to Class A ordinary share (“Share”) from one (1) ADS representing ten (10) Shares to one (1) ADS representing fifty (50) Shares, effective September 2, 2022 (the “ADS Ratio Change”).

For Cheetah Mobile’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. Effective September 2, 2022, ADS holders of Cheetah Mobile will be required on a mandatory basis to surrender their old ADS to the depositary bank for cancellation at the rate of five (5) old ADSs for one (1) new ADS. Holders in the Direct Registration System and in the Depository Trust Company will have their ADSs automatically exchanged and need not take any actions. Only whole ADSs will be distributed. The depositary bank will attempt to sell any fractional ADSs and distribute the cash proceeds. The ADS Ratio Change will have no impact on Cheetah Mobile’s underlying ordinary shares.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Cheetah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Cheetah does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com